[SHIP LOGO VANGUARD/(R)/]


                                                                   P.O. Box 2600
                                                                 Valley Forge,PA
                                                                      19482-2600

                                                                    610-669-1538
                                                      Judy_L_Gaines@vanguard.com

October 17, 2007


Christian Sandoe, Esq.
U.S. Securities & Exchange Commission                    via electronic filing
100 F Street, N.E.
Washington, DC  20549

RE:      VANGUARD BOND INDEX FUNDS

Dear Mr. Sandoe,

     The following summarizes our discussion of this afternoon regarding comments to Post-effective Amendment No. 46 of Vanguard Bond Index Funds' registration statement. The Post-Effective Amendment was filed on August 30, 2007. The comments pertain to Vanguard Inflation-Protected Securities Fund.


COMMENT 1:        PROSPECTUS - PRIMARY RISKS
----------------------------------------------------
COMMENT:   Since  the  Fund's  Primary  Investment   Strategies   reference
     investment  in  corporations,  credit  risk  should be  included in Primary
     Risks.


RESPONSE:  The  Fund invests in  inflation-indexed  bonds issued "by the U.S.
     government, its agencies and instrumentalities, and corporations," meaning corporations of the U.S. government, rather than "business" corporations. Examples of the government corporations in which the Fund invests are FNMA and GNMA. Per the Fund's most recent semiannual report, 99.8% of the Fund's assets were invested in U.S. Treasury Inflation-Indexed notes, and the Fund had an average credit quality of Aaa. For all of these reasons, we are satisfied that we currently disclose the relevant primary risks, and we plan to leave the current disclosure unchanged.

COMMENT 2:        PROSPECTUS - FINANCIAL INFORMATION
----------------------------------------------------

COMMENT:   Will Vanguard's 485(b) filing include updated financials?

RESPONSE:  Yes, our 485(b) filing will include updated financials.

COMMENT 3:        PROSPECTUS - PLAIN TALK ABOUT THE FUND'S PORTFOLIO MANAGERS
------------------------------------------------------------------------------

COMMENT:   If the Fund has more than one Portfolio  Manager,  please specify the role played by each in managing the Fund's assets.

RESPONSE:  We  have discussed the comment with the Portfolio  Managers of the
     Fund, and they have confirmed that the existing disclosure whereby the PMs are referred to as "co-managers" is an accurate description of their roles. The PMs work together in managing fund assets, sharing in the determination of strategies and risk exposures, and placing trades on behalf of the Fund. Furthermore, we believe that our existing disclosure satisfies the requirements of Item 5(a)(2) of Form N-1A. Accordingly, we do not plan to amend the disclosure.

COMMENT 4:        SAI - PORTFOLIO TRANSACTIONS
----------------------------------------------
COMMENT:   Please edit the first  sentence in the second full  paragraph  on
     Page B-39 to clarify which funds did not pay any brokerage commissions during their past three fiscal years.
RESPONSE:  We will edit the sentence as requested.

COMMENT 5:        TANDY REQUIREMENTS
------------------------------------
As required by the SEC, the Fund acknowledges that:

o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,


Judith L. Gaines
Associate Counsel
Securities Regulation, Legal Department